                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 5)


                             New Plan Realty Trust
                     -------------------------------------
                                (Name of Issuer)


                  Shares of Beneficial Interest, No Par Value
                 ---------------------------------------------
                         (Title of Class of Securities)


                                  337400-10-5
                                 (CUSIP Number)



                            Cornelius J. Dwyer, Jr.
                              Shearman & Sterling
                              599 Lexington Avenue
                           New York, New York  10022
                          Telephone:  (212) 848-7019
                  -------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               January 11, 1994
               -------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this Statement [ ].

                                  SCHEDULE 13D

CUSIP No. 337400-10-5


(1)    Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       Algemeen Burgerlijk Pensioenfonds


(2)    Check the Appropriate Box if a Member of a Group  [ ] (a)

                                                         [ ] (b)


(3)    SEC Use Only



(4)    Source of Funds    00

(5)    Check Box if Disclosure of Legal Proceedings is
       Required Pursuant to Item 2(d) or 2(e)            [ ]


(6)    Citizenship or Place of Organization  The Kingdom of the
       Netherlands

 Number of      (7) Sole Voting Power 5,000,000
   Shares
Beneficially    (8) Shared Voting Power  146,582
  Owned By
   Each         (9) Sole Dispositive Power 5,000,000
 Reporting
  Person       (10) Shared Dispositive Power  146,582
   With


(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person  5,146,582


(12) Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares
                                                         [ ]


(13) Percent of Class Represented by Amount in Row (11) 10.43%


(14) Type of Reporting Person  EP

                                  SCHEDULE 13D



               This Amendment No. 5, amends and restates as of the date hereof the Schedule 13D filed with the Securities and Exchange Commission ("SEC") on January 22, 1991 (the "Schedule 13D") by Beleggingsmaatschappij Propfum I B.V. ("Propfum") then known as Beleggingsmaatschappij Midas B.V., and Algemeen Burgerlijk Pensioenfonds (the "Fund"), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto, filed with the SEC on March 1, 1991; May 14, 1991; June 26, 1991 and March 17, 1992,
respectively, with respect to the shares of beneficial interest, no par value (the "Shares"), of New Plan Realty Trust, an unincorporated association operating under a declaration of trust under the laws of the Commonwealth of Massachusetts ("NPRT").

Item 1.        Security and Issuer

               This Statement relates to shares of beneficial interest, no par value (the "Shares"), of New Plan Realty Trust, an unincorporated association operating under a declaration of trust under the laws of the Commonwealth of Massachusetts ("NPRT"). The address of the principal executive offices of NPRT is 1120 Avenue of the Americas, New York, NY 10036.

Item 2.        Identity and Background

               This statement is filed by Algemeen Burgerlijk Pensioenfonds, an entity established under the laws of The Kingdom of the Netherlands (the "Fund"), whose principal business is investing funds held on behalf of public sector employees of The Kingdom of the Netherlands. The address of the Fund's principal executive office is Oude Lindestraat 70; postbus 2980, 6401 DL Heerlen, The Netherlands. The name, principal occupation, citizenship and business address of each director and of each executive officer of the Fund are as follows:

                           PRINCIPAL
NAME                       OCCUPATION                           CITIZENSHIP                 BUSINESS ADDRESS
- ----                       ----------                           -----------                 ----------------

X.J. den Uyl               executive chairman                   The Netherlands             Alg. Centrale van Overheids
                           of the Board of                                                  personeel
                           Trustees of the Fund                                             P.O. box 14
                                                                                            2700 AA ZOETERMEER

H.J. Albersen              Trustee                              The Netherlands             CMHF
                           of the Fund                                                      P.0. box 80204
                                                                                            2508 AM 's-GRAVENHAGE

E.J. Anneveld              Trustee                              The Netherlands             C.F.O.
                           of the Fund                                                      P.O. box 84501
                                                                                            2508 AM 's-GRAVENHAGE

P.H. Holthuis              Trustee                              The Netherlands             Ministerie van O&W/BR/DG
                           of the Fund                                                      P.O. box 25000
                                                                                            2700 LZ ZOETERMEER

R. van Leeuwen             Trustee                              The Netherlands             ABOP
                           of the Fund                                                      Herengracht 54
                                                                                            1015 BN AMSTERDAM

P.F. van Loo               Trustee                              The Netherlands             Ministerie van SoZaWe
                           of the Fund                                                      P.O. box 90802
                                                                                            2509 LV 's-GRAVENHAGE

C.L.J. v. Overbeek         Trustee                              The Netherlands             Katholieke Onderwijs
                           of the Fund                                                      Vakorganisatie
                                                                                            Verrijn Stuartlaan 36
                                                                                            2280 EL RIJSWIJK

A.C. van Pelt              Trustee                              The Netherlands             Ned. Gennootschap van
                           of the Fund                                                      Leraren
                                                                                            P.O. box 407
                                                                                            3300 AK DORDRECHT

D.M. Sluimers              Trustee of                           The Netherlands             Ministerie van Financien
                           the Fund                                                         Casuariestraat 32
                                                                                            2511 VB  's-GRAVENHAGE

                           PRINCIPAL
NAME                       OCCUPATION                           CITIZENSHIP                 BUSINESS ADDRESS
- ----                       ----------                           -----------                 ----------------


C. van Tilbourg            Trustee                              The Netherlands             Vereniging van Nederlandse
                           of the Fund                                                      Gemeenten
                                                                                            P.O. Box box 30435
                                                                                            2500 GK 's-GRAVENHAGE

H. v.d. Walle              Trustee                              The Netherlands             Gemeentehuis Enschede
                           of the Fund                                                      Langestraat 24
                                                                                            7511 HC ENSCHEDE

                           PRINCIPAL
NAME                       OCCUPATION                           CITIZENSHIP                 BUSINESS ADDRESS
- ----                       ----------                           -----------                 ----------------

P.J. Bezemer               Executive Chairman                   The Netherlands             P.0. box 4910
                           of the Board of                                                  6401 JS HEERLEN
                           Directors of the
                           Fund


J.M.G. Frijns              Member of the                        The Netherlands             P.O. box 2889
                           Board of Diretors                                                6401 DJ Heerlen
                           of the Fund

M.J.M.C. Vaessen           Managing Director                    The Netherlands             P.O. box 4820
                           of the Fund                                                      6401 JM HEERLEN

A.J.M. Pierik              Managing Director                    The Netherlands             P.O. box 4880
                           of the Fund                                                      6401 JR HEERLEN

G.H.G.M. Vankan            Managing Director                    The Netherlands             P.O. box 3005
                           of the Fund                                                      6401 DM EEERLEN

M.G. Reissenweber          Managing Director                    The Netherlands             P.O. box 2980
                           of the Fund                                                      6401 DL HEERLEN

H.J.P. Penders             Managing Director                    The Netherlands             P.0. box 4800
                           of the Fund                                                      6401 JL HEERLEN

J.W.M.H. Paters            Managing Director                    The Netherlands             P.O. box 4900
                           of the Fund                                                      6401 JS HEERlen

J.H.J. Bijsmans            Managing Director                    The Netherlands             P.O. box 4860
                           of the Fund                                                      6401 JP HEERLEN

               During the last five years, neither the Fund nor any of its executive officers or directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

               On January 10, 1992, a wholly owned subsidiary of the Fund, Beleggingsmaatschappij Midas B.V., whose name has since been changed to Beleggingsmaatschappij Propfum I B.V. ("Propfum"), acquired from NPRT 4,000,000 Shares for a purchase price of $67,110,500 in cash pursuant to a Purchase Agreement, dated December 18, 1990 between NPRT and Propfum (the "Purchase Agreement") a copy of which was filed as an exhibit to this Statement as originally filed.

               In May of 1991 Propfum purchased an additional 368,600 Shares from NPRT for a purchase price of $6,502,600 in cash and in June of 1991 Propfum purchased an additional 300,000 Shares from NPRT for a purchase price of $5,538,000 in cash.

               In March of 1992 the Fund transferred to Propfum 331,400
Shares owned directly by the Fund and on January 11, 1994, as of December 31, 1993, Propfum transferred to the Fund direct ownership of all 5,000,000 Shares owned by Propfum. The Fund has acknowledged to NPRT that the Fund holds these 5,000,000 Shares subject to the terms and conditions of the Purchase Agreement. The funds used to pay the consideration due to NPRT by Propfum in connection with its purchases of Shares were made available to it as loans by the Fund. Subsequently the Shares of NPRT were transferred to the Fund by Propfum against repayment of the outstanding loans, together with accrued interest as of
December 31, 1993, totalling $94,979,913.63.   Such funds, as well as the funds
applied by the Fund to its direct purchase of Shares, represented funds available to the Fund for its investment operations and were not borrowed from any third party.

Item 4.        Purpose of Transaction

               The Shares are held by the Fund for investment purposes. Except as described herein, the Fund does not have any present intention of disposing of Shares or of proposing or taking any action of the type referred to in Item 4 of Schedule 13D. The Fund reserves the right to increase or reduce its holdings of Shares.

               Pursuant to the Purchase Agreement, the Fund has agreed to certain restrictions on the disposition of the Shares owned by it during the period expiring January 10, 2001. The Fund has agreed during the period expiring January 10, 2006 (provided Continuing Trustees, as defined in the Purchase Agreement, constitute a majority of the Board of Trustees and Continuing Officers, as defined in the Purchase Agreement, constitute a majority of the Executive Officers) not to increase its percentage ownership of NPRT voting securities outstanding above 15%. Also, the Purchase Agreement contains provisions allowing the Fund to maintain its percentage ownership of NPRT's voting securities outstanding in the event of certain issuances of securities by NPRT. Pursuant to the Purchase Agreement, the Fund has the right to require NPRT to effect registration of its Shares under the Securities Act of 1933, as amended, in connection with the registration of other NPRT Shares or separately under the conditions described in the Purchase Agreement.

               Also, pursuant to the Purchase Agreement, so long as the Fund beneficially owns at least 9.9% of NPRT's outstanding Shares, NPRT will include the Fund's designee in NPRT's Board of Trustees' nominees for election as Trustee at each annual meeting of shareholders unless a designee of the Fund already serves as a Trustee and the term of such Trustee does not expire at such annual meeting.

               William Newman, Joseph Newman and Melvin D. Newman (the "Newmans") have agreed in a separate agreement (the "Voting Agreement") that, provided the Fund owns at least 9.9% of NPRT's outstanding shares, the Newmans will vote the Shares which they own or the voting of which is controlled by them in favor of the election as a Trustee of any person designated by the Fund in accordance with paragraph 4(a) of the Purchase Agreement. The Voting Agreement was filed as an exhibit to this Statement as originally filed.

               The foregoing descriptions of the Purchase Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the texts of each of such agreements which were filed as exhibits to this Statement as originally filed.

Item 5.        Interest in Securities of the Issuer

               In addition to the 5,000,000 Shares owned of record and beneficially by the Fund which the Fund has sole power to vote and dispose of, 146,582 Shares are owned of record and beneficially by AMVABEL, N.V., a Dutch investment institution in which the Fund has a minority interest. The Fund shares with AMVABEL, N.V. the power to vote and to dispose of these 146,582 Shares. The 5,000,000 Shares owned of record and beneficially represent 10.14% of the 49,262,895 Shares which NPRT has informed the Fund were outstanding as of January 19, 1994. The 146,582 Shares owned of record and beneficially by AMVABEL, N.V. represent .29% of the Shares outstanding as of such date.

               Except as described herein no transactions in the Shares were effected during the past sixty days by the Fund.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               Except for the Purchase Agreement and the Voting Agreement, neither the Fund nor any of its executive officers or directors have any contracts, arrangements or understandings with any person with respect to any securities of NPRT.


Item 7.        Materials to be Filed as Exhibits.


Exhibit 1      Purchase Agreement, dated December 18, 1990,
                            between New Plan Realty Trust and
                            Beleggingsmaatschappij Midas I B.V. filed with this Statement as originally filed.

Exhibit 2      Voting Agreement, dated December 18, 1990,
                            of William Newman, Joseph Newman and Melvin D. Newman filed with this Statement as originally filed.

                                   Signatures

                                Amendment No. 5


                 After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the statement is true, complete and correct.





Dated: January 28, 1994                      ALGEMEEN BURGERLIJK
                                                PENSIOENFONDS


                                             By: s/s Martien G. Reissenweber
                                                 ---------------------------
                                                 Title:
                                             Executive Managing Director
                                             of the Real Estate Division